

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via E-mail</u>
Randall F. Pearson
President
Sundance Strategies, Inc.
4626 North 300 West, Suite No. 365
Provo, UT 84604

> **Re: Sundance Strategies, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed November 27, 2013**
> **File No. 000-50547**

Dear Mr. Pearson:

We have reviewed your responses to our letter dated September 26, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Business, page 7</u>

1. We note your response to our prior comment 2 and continue to disagree with your analysis. Please disclose here the name of the European financial institution that serves as the Senior Lender and, if applicable, its corporate fiduciary with whom you coordinate. We note that the Senior Lender is currently the only lender providing financing for the Policies securing the NIBs. In addition, we note that the ongoing availability of Senior Loans allows for the creation of products like NIBs. Further, your response states that the Senior Lender could demand repayment and all future premiums which could result in the loss of your entire investment in the NIBs. Additionally, you intend to renegotiate the Senior Loans or have alternate financing available prior to the end of their terms. While we note your disclosure that you do not have a direct contractual relationship with the Senior Lender, such Senior Lender appears material to you and your operations as you rely on this one lender for the loans related to the NIBs. Moreover, you do not have other material contracts and have not generated revenues. As a result, the identity and role of the Senior Lender is material to an understanding of your business. Please revise.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel